UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: September 11, 2014

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ANA BOTÍN WAS UNANIMOUSLY APPOINTED TO CHAIR THE BOARD OF BANCO SANTANDER

Mexico City, Mexico, September 10 2014 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México”), one of the leading financial groups in Mexico, announced today that the board of directors of its parent company, Banco Santander S.A., unanimously appointed Ana Botín as its chair. The appointment was made at the proposal of the appointments and remuneration committee, which held a meeting this morning.

Fernando de Asúa, 1st vice chairman of Banco Santander and chairman of the appointments and remuneration committee, expressed “the deep sorrow for the loss of chairman” and said: “Emilio Botín was extremely important for the bank, leading its extraordinary transformation, turning it into the leading bank in the Euro zone and one of the most relevant in the world, and for Spain.” His words were supported by all of the board’s members.

The appointments and remuneration committee considered Ana Botín is "the most appropriate person, given her personal and professional qualities, experience, track record in the Group and her unanimous recognition both in Spain and internationally."

After the board's meeting, Ana Botín said: "In these difficult times for me and my family, I appreciate the trust of the board of directors and I am fully committed to my new responsibilities. I have been working at Grupo Santander in different countries and with different responsibilities for many years and I have experienced the professionalism and dedication of our teams. We'll continue to dedicate all our efforts with total determination to keep building a better bank for our customers, employees and shareholders."

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2014, Santander México had total assets of Ps.919.9 billion under Mexican Banking GAAP and more than 11 million customers. Headquartered in Mexico City, the Company operates 1,050 branches and 243 offices nationwide and has a total of 14,375 employees.

INVESTOR RELATIONS CONTACT
Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx

Investor Relations Team
investor@santander.com.mx